NEWS RELEASE

CARDERO COMPLETES $2,240,000 INVESTMENT IN
INTERNATIONAL TOWER HILL MINES LTD.

August 4, 2006

  Symbols:  TSE. - CDU

AMEX. - CDY

FSX. - CR5

Cardero Resource Corp. (“Cardero” or “the Company”) is pleased to announce that International Tower Hill Mines Ltd (TSXV: “ITH”) has today completed the acquisition of all of the Alaskan mineral exploration properties and associated exploration database from AngloGold Ashanti (U.S.A.) Exploration Inc. and successfully closed the private placement financings, as announced by ITH on June 14 and July 6, 2006, raising gross proceeds of CAD 11,479,348.  Cardero acquired an aggregate of 4,000,000 common shares of ITH, plus common share purchase warrants to purchase up to an additional 2,000,000 common shares at a price of $1.00 until August 4, 2008, in the private placements.

As a result of the acquisition of these securities, Cardero holds an aggregate of 4,000,000 common shares of ITH, representing approximately 13.32% of the issued and outstanding common shares of ITH.  Assuming the exercise of the 2,000,000 warrants, Cardero would then hold approximately 18.74% of the then issued common shares (assuming no other warrant or option exercises).  Cardero is not acting jointly or in concert with any other persons or companies in connection with such acquisition or the securities of ITH.

Cardero acquired the securities of ITH for investment purposes only, and not for the purpose of influencing control or direction over ITH.  Cardero will, however, review its holdings in ITH from time to time, and may increase or decrease its position as future circumstances dictate.

The Company further announces that it has granted incentive stock options to directors, officers, employees and consultants, to purchase up to an aggregate 1,300,000 shares in the capital stock of the Company.  The options are exercisable at a price of $1.95 per share and expire on August 4, 2008.

Cardero has approximately $11 million in the treasury and is positioned to continue to explore its projects in Mexico, Peru, and Argentina. The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). The Company is actively evaluating new gold, copper and iron projects, and continues to maintain an active pipeline of prospects.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The TSE Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.